B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016

Gold revenue	$164,322	$164,803	$310,578	$309,055

Cost of sales
Production costs	(80,798)	(66,146)	(147,845)	(127,790)
Depreciation and depletion	(45,014)	(38,938)	(81,395)	(73,251)
Royalties and production taxes	(5,653)	(5,565)	(11,415)	(11,421)
Total cost of sales	(131,465)	(110,649)	(240,655)	(212,462)

Gross profit	32,857	54,154	69,923	96,593

General and administrative	(9,363)	(8,174)	(16,744)	(15,662)
Share-based payments (Note 9)	(7,713)	(2,087)	(9,314)	(7,472)
Gain on sale of Lynn Lake royalty (Note 6)	6,593	—	6,593	—
Write-down of mineral property interests	—	(3,867)	(1,439)	(3,867)
Provision for non-recoverable input taxes	(970)	(787)	(1,548)	(1,029)
Foreign exchange losses	(1,727)	(2,147)	(1,408)	(1,785)
Other	(325)	(2,049)	(1,284)	(3,584)
Operating income	19,352	35,043	44,779	63,194

Unrealized gain (loss) on fair value of convertible notes (Note 8)	2,478	(37,434)	(11,978)	(43,393)
Community relations	(1,091)	(958)	(2,671)	(1,845)
Interest and financing expense	(3,138)	(2,906)	(5,271)	(5,932)
Realized losses on derivative instruments	(892)	(3,752)	(1,340)	(9,247)
Unrealized gains (losses) on derivative instruments	2,867	(650)	(2,470)	(10,100)
Write-down of long-term investments (Note 5)	(573)	(182)	(1,456)	(182)
Other	(2)	(414)	(191)	(1,325)
Income (loss) before taxes	19,001	(11,253)	19,402	(8,830)

Current income tax, withholding and other taxes expense (Note 14)	(2,498)	(3,990)	(7,258)	(8,335)
Deferred income tax recovery (Note 14)	2,761	3,437	2,563	12,010
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)

Attributable to:
Shareholders of the Company	$21,029	$(10,330)	$15,530	$(2,013)
Non-controlling interests	(1,765)	(1,476)	(823)	(3,142)
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)

Earnings (loss) per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.02	$(0.01)	$0.02	$ (0.00)
Diluted	$0.02	$(0.01)	$0.02	$ (0.00)

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	976,527	930,235	973,500	928,690
Diluted	1,058,008	930,235	991,028	928,690

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016

Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)

Other comprehensive (loss) income
Items that may be reclassified subsequently to net income:
Unrealized (loss) gain on investments, net of deferred tax expense (Note 5)	(2,622)	(872)	559	3,492
Other comprehensive (loss) income for the period	(2,622)	(872)	559	3,492
Total comprehensive income (loss) for the period	$16,642	$(12,678)	$15,266	$(1,663)

Total other comprehensive (loss) income attributable to:
Shareholders of the Company	$(2,622)	$(872)	$559	$3,492
Non-controlling interests	—	—	—	—
	$(2,622)	$(872)	$559	$3,492

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$18,407	$(11,202)	$16,089	$1,479
Non-controlling interests	(1,765)	(1,476)	(823)	(3,142)
	$16,642	$(12,678)	$15,266	$(1,663)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Operating activities
Net income (loss) for the period	$19,264	$(11,806)	$14,707	$(5,155)
Mine restoration provisions settled	(24)	(66)	(24)	(98)
Non-cash charges, net (Note 15)	26,625	84,015	74,001	132,610
Changes in non-cash working capital (Note 15)	(8,364)	2,337	(25,325)	(3,722)
Proceeds from prepaid sales (Note 10)	15,000	—	30,000	120,000
Changes in long-term value added tax receivables	(4,478)	(6,876)	(5,737)	(4,478)
Cash provided by operating activities	48,023	67,604	87,622	239,157

Financing activities
Credit facility, drawdowns net of transaction costs (Note 8)	49,642	—	49,642	50,000
Repayment of credit facility (Note 8)	—	—	—	(100,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 8)	—	9,807	—	11,043
Repayment of Otjikoto equipment loan facility (Note 8)	(2,269)	(2,043)	(4,538)	(3,823)
Fekola equipment loan facility, drawdowns net of transaction costs (Note 8)	11,006	—	37,132	—
Repayment of Fekola equipment loan facility (Note 8)	(1,997)	—	(1,997)	—
Repayment of Nicaraguan equipment loans	(412)	(427)	(719)	(932)
Interest and commitment fees paid	(7,045)	(6,718)	(9,548)	(9,800)
Common shares issued for cash on exercise of stock options (Note 9)	5,231	6,777	23,199	6,795
Restricted cash movement	(1,813)	(1,119)	(6,099)	(1,169)
Cash provided (used) by financing activities	52,343	6,277	87,072	(47,886)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(2,655)	(7,618)	(15,207)	(26,326)
Masbate Mine, development and sustaining capital	(15,412)	(8,836)	(30,366)	(17,350)
Libertad Mine, development and sustaining capital	(8,677)	(2,920)	(12,269)	(11,700)
Limon Mine, development and sustaining capital	(3,104)	(1,581)	(6,435)	(2,961)
Fekola Project, development	(74,981)	(50,998)	(142,791)	(97,439)
Gramalote Project, prefeasibility and exploration	(2,595)	(2,753)	(5,180)	(2,816)
Other exploration and development (Note 15)	(14,660)	(7,800)	(25,673)	(12,833)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 6)	6,593	—	6,593	—
Purchase of non-controlling interest	—	—	—	(6,000)
Other	(91)	(115)	(117)	639
Cash used by investing activities	(115,582)	(82,621)	(231,445)	(176,786)

Increase (decrease) in cash and cash equivalents	(15,216)	(8,740)	(56,751)	14,485

Effect of exchange rate changes on cash and cash equivalents	178	(527)	273	174
Cash and cash equivalents, beginning of period	103,231	109,069	144,671	85,143
Cash and cash equivalents, end of period	$88,193	$99,802	$88,193	$99,802

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2017	As at December 31, 2016
Assets
Current
Cash and cash equivalents	$88,193	$144,671
Accounts receivable, prepaids and other	11,251	10,723
Value-added and other tax receivables	23,603	16,984
Inventories (Note 4)	111,232	104,691
	234,279	277,069
Long-term investments (Note 5)	9,215	10,028
Value-added tax receivables	19,353	18,024
Mining interests (Notes 6 and Note 18 - Schedules)
Owned by subsidiaries	2,125,599	1,950,356
Investments in joint ventures	58,158	53,724
Other assets (Note 7)	32,410	26,934
	$2,479,014	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$89,329	$81,722
Current taxes payable	5,342	13,180
Current portion of long-term debt (Note 8)	20,688	13,935
Current portion of derivative instruments at fair value (Note 12)	5,573	3,466
Current portion of prepaid sales (Note 10)	60,000	57,450
Other	7,212	6,288
	188,144	176,041
Derivative instruments at fair value (Note 12)	3,901	6,439
Long-term debt (Note 8)	561,671	472,845
Prepaid sales (Note 10)	60,000	62,550
Mine restoration provisions	82,075	81,162
Deferred income taxes	71,592	74,072
Employee benefits obligation	7,820	7,860
Other long-term liabilities	510	602
	975,713	881,571
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 978,012,126 common shares (Dec 31, 2016 – 964,892,433)	2,189,748	2,151,993
Contributed surplus	51,907	56,191
Accumulated other comprehensive loss	(94,876)	(95,435)
Deficit	(652,230)	(667,760)
	1,494,549	1,444,989
Non-controlling interests	8,752	9,575
	1,503,301	1,454,564
	$2,479,014	$2,336,135

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income (loss) for the period	—	—	—	—	15,530	(823)	14,707
Unrealized gain on investments, net of deferred tax expense (note 5)	—	—	—	559	—	—	559
Shares issued on exercise of stock options (Note 9)	11,485	22,408	—	—	—	—	22,408
Shares issued on vesting of RSU	1,635	3,323	(3,323)	—	—	—	—
Share based payments (Note 9)	—	—	11,063	—	—	—	11,063
Transfer to share capital on exercise of stock options	—	12,024	(12,024)	—	—	—	—

Balance at June 30, 2017	978,012	$2,189,748	$51,907	$(94,876)	$(652,230)	$8,752	$1,503,301

	2016
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254)	$(706,891)	$8,855	$1,312,539

Net loss for the period	—	—	—	—	(2,013)	(3,142)	(5,155)
Unrealized gain on investments, net of deferred tax expense	—	—	—	3,492	—	—	3,492
Shares issued on exercise of stock options	3,686	5,584	—	—	—	—	5,584
Shares pending issuance on exercise of stock options	590	1,212	—	—	—	—	1,212
Shares issued on vesting of RSU	2,466	4,888	(4,888)	—	—	—	—
Shares issued for mineral property interests	100	216	—	—	—	—	216
Share based payments (Note 9)	—	—	8,113	—	—	—	8,113
Transfer to share capital on exercise of stock options	—	3,286	(3,286)	—	—	—	—

Balance at June 30, 2016	933,915	$2,051,964	$69,990	$(92,762)	$(708,904)	$5,713	$1,326,001

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (one in Namibia, one in the Philippines and two in Nicaragua), a mine under construction in Mali and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and the Libertad Mine and the Limon Mine in Nicaragua. The Company has an effective 90% interest in the Fekola Project in Mali, which is currently under construction, an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 9, 2017.

Accounting standards and amendments issued but not yet adopted

IFRS 15 - Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company’s financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company’s credit risk will now be recorded through other comprehensive income.

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets and depreciation and amortization charges.

4	Inventories

	June 30, 2017	December 31, 2016
	$	$

Gold and silver bullion	22,981	21,220
In-process inventory	10,760	8,365
Ore stock-pile inventory	18,183	15,874
Materials and supplies	59,308	59,232
	111,232	104,691

At June 30, 2017, the Company recorded a net realizable value adjustment of $4.7 million with respect the carrying value of certain inventory balances.

5	Long-term investments

	June 30, 2017				December 31, 2016

	Cost $	Total Impairment $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Available for sale investments:
Calibre Mining Corp.	7,844	(4,330)	2,662	6,176	7,844	(4,330)	2,059	5,573
RTG Mining Inc.	13,400	(11,938)	—	1,462	13,400	(10,977)	—	2,423
St. Augustine Gold & Copper Ltd.	20,193	(18,658)	40	1,575	20,193	(18,163)	—	2,030
Goldstone Resources Ltd.	20	(18)	—	2	20	(18)	—	2
Balance, end of period	41,457	(34,944)	2,702	9,215	41,457	(33,488)	2,059	10,028

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	June 30, 2017	December 31, 2016
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	504,477	481,378
Accumulated depreciation and depletion	(125,938)	(95,698)
	378,539	385,680
Masbate Mine, Philippines
Cost, net of impairment	550,053	517,457
Accumulated depreciation and depletion	(183,028)	(165,224)
	367,025	352,233
Libertad Mine, Nicaragua
Cost, net of impairment	316,399	300,816
Accumulated depreciation and depletion	(251,361)	(226,488)
	65,038	74,328
Limon Mine, Nicaragua
Cost, net of impairment	159,936	151,186
Accumulated depreciation and depletion	(116,661)	(107,255)
	43,275	43,931

Masbate undeveloped mineral interests, net of impairment (non-depletable)	60,880	60,880

Mine under construction (non-depletable)
Fekola, Mali	1,073,239	908,855

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	66,996	64,907
Mocoa, Colombia	29,009	29,004
Fekola Regional, Mali	12,910	9,326
Toega, Burkina Faso	7,962	4,819
Other	20,218	15,906
	137,095	123,962
Corporate & other
Office, furniture and equipment, net	508	487
	2,125,599	1,950,356
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	58,158	53,724
	2,183,757	2,004,080
Sale of Lynn Lake Royalty
On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production.

The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfill the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
Masbate
As reported by the Company on February 2, 2017, the Philippine Department of Environment and Natural Resources (the “DENR”) announced further results of its mining audit and the Masbate Mine was not among the mines announced to be suspended or closed. To date the Company has not received any updated formal written response from the DENR confirming the final results of the audit in respect of Masbate and as such, the final outcome of the audit has not been determined. Resolution of the audit is expected when the Mining Industry Coordinating Council (the “MICC” which is the oversight committee for DENR) conducts a technical review of mines in the Philippines in order to address DENR audit conclusions. No time frame has been provided for this review.
Fekola
Fekola non-controlling interest
In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company Fekola SA, which now holds the Company’s interest in the Fekola Project. The Government of Mali has the right to a 10% free carried interest in Fekola SA and also has the option to purchase an additional 10% participating interest in the exploitation company which it has indicated it intends to exercise. Upon the completion of the valuation of the additional 10% and the signing of a shareholders agreement, 80% of Fekola SA is expected to be owned by the Company and 20% by the Government of Mali.

7	Other assets

	June 30, 2017	December 31, 2016
	$	$

Loan receivable, including accrued interest	7,560	7,181
Debt service reserve accounts	10,473	5,235
Reclamation deposits	2,216	2,177
Low-grade stockpile	8,837	6,909
Derivative instruments at fair value	489	1,585
Other	2,835	3,847
	32,410	26,934

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term debt

	June 30, 2017	December 31, 2016
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	18,318	4,043
	277,068	262,793
Revolving corporate credit facility:
Principal amount	250,000	200,000
Less: unamortized transaction costs	(2,388)	(3,047)
	247,612	196,953
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	35,870	—
Otjikoto equipment loan facility (net of unamortized transaction costs)	19,628	24,134
Nicaraguan equipment loans	2,181	2,900
	57,679	27,034

	582,359	486,780

Less: current portion	(20,688)	(13,935)
	561,671	472,845

Convertible senior subordinated notes
As at June 30, 2017, the fair value of the convertible senior subordinated notes (“convertible notes”) was $277.1 million. The gain (loss) on fair value of convertible notes recorded in the statement of operations for the three and six months ended June 30, 2017 was $2.5 million and $(12.0) million, respectively (2016 – loss of $(37.4) million and $(43.4) million, respectively). The change in fair value of the notes recognized in the statement of operations for the three and six months ended June 30, 2017 is stated after reducing it by $3.3 million and $6.5 million, respectively (2016 – $1.3 million and $2.5 million, respectively) of interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
Revolving corporate credit facility

On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility (“existing RCF”) Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF increased from $350 million to $425 million.

As at June 30, 2017, the Company had drawn down $250 million under the $425 million existing RCF, leaving an undrawn and available balance under the facility of $175 million.

For three and six months ended June 30, 2017, the interest and financing expense relating to the existing RCF recognized in the statement of operations was reduced by $1.6 million and $3.2 million, respectively (2016 – $0.7 million and $1.4 million, respectively), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the existing RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2017, the Company was in compliance with these debt covenants.

On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. If the principal indebtedness outstanding under the Company’s existing convertible notes maturing on October 1, 2018, is greater than $100 million on December 29, 2017, then the sliding scale interest will increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The amended RCF will also be subject to certain net tangible worth and ratios for leverage and interest coverage covenants.

Subsequent to June 30, 2017, the Company drew down an additional $25 million under the amended RCF.
Fekola equipment loan facility
During the three and six months ended June 30, 2017, the Company drew down Euro 10.3 million and Euro 35.0 million, respectively ($11.3 million and $37.4 million equivalent, respectively) under the facility. As at June 30, 2017, Euro 36.4 million ($41.5 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2017, the balance in the DSRA was Euro 4.6 million ($5.2 million equivalent, see Note 7).

Otjikoto equipment loan facility
On May 30, 2017, the term over which loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown.
Masbate equipment loan facility

On June 1, 2017, the Company entered into a $17.8 million term equipment facility (the "Equipment Facility") with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. As at June 30, 2017, there had been no drawdowns on the facility. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2017, the Company had 978,012,126 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended June 30, 2017, the Company granted 22.4 million stock options to employees. These options have a weighted average exercise price of C$3.65, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.89%, an expected life of 3.2 years, an expected volatility of 61%, and a dividend yield rate of nil.

During the six months ended June 30, 2017, the Company granted 22.8 million stock options to employees. These options have a weighted average exercise price of C$3.65, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.89%, an expected life of 3.2 years, an expected volatility of 61%, and a dividend yield rate of nil. The total number of stock options outstanding at June 30, 2017 was 60.2 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2016	50,062	2.24
Granted	22,848	3.65
Exercised	(11,485)	2.59
Forfeited or expired	(1,181)	2.68
Outstanding at June 30, 2017	60,244	2.70
For the three and six months ended June 30, 2017, share-based payments expense, relating to the vesting of stock options, was $5.7 million and $6.9 million, respectively (2016 - $1.1 million and $4.7 million, respectively), net of $1.5 million and $1.7 million, respectively (2016 - $0.3 million and $0.6 million, respectively) capitalized to mining interests.
For the three and six months ended June 30, 2017, the Company issued 3.1 million and 11.5 million shares, respectively, for proceeds of $4.4 million and $22.4 million, respectively, from the exercise of stock options. Subsequent to June 30, 2017, the Company issued a further 0.6 million shares for proceeds of $1.0 million on the exercise of stock options.
During the three and six months ended June 30, 2017, the Company granted 1.6 million and 1.6 million RSUs, respectively to employees. The total number of RSUs outstanding at June 30, 2017 was 1.2 million.
For the three and six months ended June 30, 2017, share-based payments expense, relating to the vesting of RSUs, was $2.0 million and $2.4 million, respectively (2016 - $0.7 million and $2.8 million, respectively).
Earnings per share
For the three months ended June 30, 2017, potential share issuances arising from any future conversion of the convertible notes are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive. For the six months ended June 30, 2017, there is no adjustment required as these these securities are anti-dilutive for that period.
The following is the calculation of diluted net income (loss) attributable to shareholders of the Company for the period:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016

Net income (loss) for the period attributable to shareholders of the company	$21,029	$(10,330)	$15,530	$(2,013)
Dilutive impact of gain on fair value of senior notes	$(2,478)	$—	$—	$—
Diluted net income (loss) for the period	$18,551	$(10,330)	$15,530	$(2,013)
The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016

Basic weighted average number of shares outstanding (in thousands)	976,527	930,235	973,500	928,690

Effect of dilutive securities
Senior notes	65,798	—	—	—
Stock options	15,260	—	17,059	—
Restricted share units	423	—	469	—
Diluted weighted average number of shares outstanding (in thousands)	1,058,008	930,235	991,028	928,690

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the basic and diluted earnings per share:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016

Earnings per share (attributable to shareholders of the Company)
Basic	$0.02	$(0.01)	$0.02	$ (0.00)
Diluted	$0.02	$(0.01)	$0.02	$ (0.00)

10	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales on the balance sheet at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the three and six months ended June 30, 2017, the Company delivered 12,908 and 25,816 ounces, respectively, into contracts valued at $15.0 million and $30.0 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

During the three and six months ended June 30, 2017, the Company entered into new contracts for 12,502 and 25,282 ounces, respectively, valued at $15.0 million and $30.0 million, respectively.

At June 30, 2017, the Company had $120 million of outstanding contracts for the delivery of 102,732 ounces with 25,817 ounces to be delivered during 2017, 51,633 ounces during 2018 and 25,282 ounces during 2019.

11	Gold commitments

As at June 30, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2017	2018	Total
Gold forward contracts:
Ounces	4,500	7,500	12,000
Average price per ounce (rand)	16,020	16,020	16,020

12	Derivative Financial instruments

Gold forwards

As at June 30, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	17,958	35,916	53,874
Average price per ounce (rand)	15,044	15,044	15,044
The unrealized fair value of these contracts at June 30, 2017 was $(8.5) million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Forward contracts – fuel oil, gas oil, diesel
During the six months ended June 30, 2017, the Company entered into additional series of forward contracts for the purchase of 37,246,000 litres of fuel oil, 21,576,000 litres of gas oil and 1,079,000 litres of diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2017:

	2017	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	13,378	39,482	22,662	777	76,299
Average strike price	$0.29	$0.30	$0.29	$0.28	$0.30

Forward – gas oil:
Litres (thousands)	7,729	18,459	12,908	445	39,541
Average strike price	$0.40	$0.40	$0.40	$0.39	$0.40

Forward – diesel:
Litres (thousand)	4,073	3,910	1,399	47	9,429
Average strike price	$0.40	$0.41	$0.43	$0.41	$0.41
The unrealized fair value of these contracts at June 30, 2017 was $(1.0) million.
Interest Rate Swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at June 30, 2017 was $1.0 million.

13	Financial Instruments

As at June 30, 2017, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2017		As at December 31, 2016
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	9,215	—	10,028	—
Convertible senior subordinated notes (Note 8)	—	(277,068)	—	(262,793)
Gold forward contracts (Note 12)	—	(8,526)	—	(10,017)
Fuel derivative contracts (Note 12)	—	(967)	—	2,760
Interest rate swaps (Note 12)	—	979	—	1,122
Gold collar contracts	—	—	—	112

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximates their carrying value.
14    Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$

Consolidated income (loss) before income taxes	19,001	(11,253)	19,402	(8,830)
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%
Income tax expense (recovery) at statutory rates	4,940	(2,926)	5,045	(2,296)

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	(10,026)	(9,911)	(17,423)	(19,160)
Non-deductible expenditures	2,638	1,786	5,572	3,877
Losses for which no tax benefit has been recorded	7,245	13,908	12,057	15,180
Withholding tax and minimum tax	3,102	1,426	6,128	3,418
Change due to foreign exchange	(4,669)	1,238	(5,762)	(373)
Change in accruals for tax audits	(652)	—	(652)	—
Tax benefit of tax holiday extension	—	(4,403)	—	(4,403)
Changes in estimates of deferred tax assets	(502)	—	38	—
Non-deductible portion of (gains) losses	(2,339)	(565)	(308)	82
Income tax (recovery) expense	(263)	553	4,695	(3,675)

Current income tax, withholding and other taxes	2,498	3,990	7,258	8,335
Deferred income tax recovery	(2,761)	(3,437)	(2,563)	(12,010)
Income tax (recovery) expense	(263)	553	4,695	(3,675)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$

Depreciation and depletion	45,014	38,938	81,395	73,251
Delivery into prepaid sales (Note 10)	(15,000)	—	(30,000)	—
Unrealized (gain) loss on fair value of convertible notes (Note 8)	(2,478)	37,434	11,978	43,393
Share-based payments	7,713	2,087	9,314	7,472
Gain on sale of Lynn Lake royalty (Note 6)	(6,593)	—	(6,593)	—
Unrealized (gains) losses on derivative instruments	(2,867)	650	2,470	10,100
Write-down of mineral property interests	—	3,867	1,439	3,867
Write-down of long-term investments	573	182	1,456	182
Accretion of mine restoration provisions	467	283	937	629
Provision for non-recoverable input taxes	970	787	1,548	1,029
Deferred income tax recovery (Note 14)	(2,761)	(3,437)	(2,563)	(12,010)
Other	1,587	3,224	2,620	4,697
	26,625	84,015	74,001	132,610

Changes in non-cash working capital:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$

Accounts receivable and prepaids	(709)	(807)	(3,126)	570
Value-added and other tax receivables	(3,513)	5,829	(3,758)	4,192
Inventories	(456)	(4,603)	(8,003)	(9,820)
Accounts payable and accrued liabilities	(2,116)	5,495	(2,601)	5,523
Income and other taxes payables	(1,570)	(3,577)	(7,837)	(4,187)
	(8,364)	2,337	(25,325)	(3,722)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$

Masbate Mine, exploration	(1,418)	(1,212)	(2,810)	(1,678)
Libertad Mine, exploration	(2,188)	(1,003)	(3,469)	(1,729)
Limon Mine, exploration	(1,403)	(859)	(2,226)	(1,367)
Otjikoto Mine, exploration	(102)	(359)	(433)	(650)
Fekola Project, exploration	(2,293)	(362)	(3,740)	(1,286)
Kiaka Project, exploration	(929)	(671)	(1,954)	(1,137)
Fekola Regional, exploration	(1,741)	(1,194)	(3,584)	(1,695)
Toega Project, exploration	(2,016)	(790)	(3,143)	(940)
Other	(2,570)	(1,350)	(4,314)	(2,351)
	(14,660)	(7,800)	(25,673)	(12,833)

Non-cash investing and financing activities:

	For the three months ended June 30, 2017	For the three months ended June 30, 2016	For the six months ended June 30, 2017	For the six months ended June 30, 2016
	$	$	$	$

Share-based payments, capitalized to resource property interests	1,507	312	1,748	641
Interest expense, capitalized to resource property interests	4,882	2,060	9,653	3,904
Change in accounts payable and accrued liabilities relating to resource property expenditures	4,517	(1,871)	9,905	(6,608)

A subsidiary of the Company, Kronk Resources Inc, has $0.9 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

16	Segmented Information

The Company’s reportable operating segments include its mining operations and development projects, namely the Otjikoto, Masbate, Libertad, and Limon mines, and the Fekola, Kiaka and Gramalote projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2017
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

External gold revenue	54,970	67,942	26,410	—	—	—	—	—	15,000	164,322
Intersegment gold revenue	—	—	5,827	10,415	—	—	—	—	(16,242)	—
Production costs	21,660	29,599	19,410	10,129	—	—	—	—	—	80,798
Depreciation & depletion	15,989	9,850	14,078	5,097	—	—	—	—	50	45,064
Net income (loss)	15,492	23,082	(4,195)	(8,108)	1,109	1,133	—	(67)	(9,182)	19,264
Capital expenditures	2,757	16,830	10,865	4,507	77,274	929	2,595	6,326	91	122,174
Total assets	476,482	510,313	103,909	63,819	1,083,527	67,384	58,158	71,239	44,183	2,479,014

	For the three months ended June 30, 2016
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	41,240	70,748	40,018	12,797	—	—	—	—	—	164,803
Production costs	12,920	23,386	21,953	7,887	—	—	—	—	—	66,146
Depreciation & depletion	10,723	10,858	13,031	4,326	—	—	—	—	51	38,989
Net income (loss)	8,346	35,041	3,090	(2,939)	(1,671)	(732)	—	35	(52,976)	(11,806)
Capital expenditures	7,978	10,048	3,923	2,441	51,361	671	2,753	3,350	—	82,525
Total assets	454,167	513,519	140,744	75,510	728,922	62,920	44,538	62,711	66,988	2,150,019

	For the six months ended June 30, 2017
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

External gold revenue	102,647	127,921	48,656	1,354	—	—	—	—	30,000	310,578
Intersegment gold revenue	—	—	14,652	17,466	—	—	—	—	(32,118)	—
Production costs	36,901	54,578	39,289	17,077	—	—	—	—	—	147,845
Depreciation & depletion	29,219	18,230	24,540	9,406	—	—	—	—	96	81,491
Net income (loss)	21,581	42,938	(8,063)	(13,300)	1,572	1,368	—	(12)	(31,377)	14,707
Capital expenditures	15,640	33,176	15,738	8,661	146,531	1,954	5,180	11,040	117	238,037
Total assets	476,482	510,313	103,909	63,819	1,083,527	67,384	58,158	71,239	44,183	2,479,014

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2016
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	86,419	123,849	73,211	25,576	—	—	—	—	—	309,055
Production costs	27,296	44,631	39,092	16,771	—	—	—	—	—	127,790
Depreciation & depletion	23,249	19,343	22,567	8,092	—	—	—	—	101	73,352
Net income (loss)	21,789	53,513	5,351	(3,947)	(86)	(180)	—	120	(81,715)	(5,155)
Capital expenditures	26,977	19,028	13,429	4,328	98,726	1,137	2,816	5,003	(280)	171,164
Total assets	454,167	513,519	140,744	75,510	728,922	62,920	44,538	62,711	66,988	2,150,019
The Company’s mining interests are located in the following geographical locations:

	June 30, 2017	December 31, 2016
	$	$
Mining interests
Mali	1,091,481	923,122
Philippines	427,905	413,113
Namibia	382,942	387,874
Nicaragua	112,311	122,095
Colombia	87,167	82,728
Burkina Faso	78,587	72,422
Finland	1,923	1,642
Canada	508	487
Other	933	597
	2,183,757	2,004,080

17	Commitments

As at June 30, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $22.4 million for Fekola Project equipment and development costs, all of which is expected to be incurred in 2017.

•	For payments of $11.3 million for mobile equipment at the Masbate Mine, $6.8 million of which is expected to be incurred in 2017 and $4.5 million of which is expected to be incurred in 2018.

•	For payments of $3.4 million for mobile equipment at the Otjikoto Mine, all of which is expected to be incurred in 2017.

•	For payments of $6.8 million for construction of a Solar Plant at the Otjikoto Mine, all of which is expected to be incurred in 2017.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the six months ended June 30, 2017
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Jun. 30, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals/ write-offs	Balance at Jun. 30, 2017	As at Jun. 30, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	481,378	22,079	(1,444)	2,464	—	504,477	(95,698)	(30,240)	—	(125,938)	378,539	385,680
Masbate	517,457	32,596	—	—	—	550,053	(165,224)	(17,804)	—	(183,028)	367,025	352,233
Libertad	300,816	15,799	(216)	—	—	316,399	(226,488)	(24,929)	56	(251,361)	65,038	74,328
Limon	151,186	8,750	—	—	—	159,936	(107,255)	(9,406)	—	(116,661)	43,275	43,931
	1,450,837	79,224	(1,660)	2,464	—	1,530,865	(594,665)	(82,379)	56	(676,988)	853,877	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	—	—	60,880	—	—	—	—	60,880	60,880

Mine under construction
Fekola	908,855	164,384	—	—	—	1,073,239	—	—	—	—	1,073,239	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	2,089	—	—	—	66,996	—	—	—	—	66,996	64,907
Mocoa	29,004	5	—	—	—	29,009	—	—	—	—	29,009	29,004
Fekola Regional	9,326	3,584	—	—	—	12,910	—	—	—	—	12,910	9,326
Toega	4,819	3,143	—	—	—	7,962	—	—	—	—	7,962	4,819
Other	15,906	4,312	—	—	—	20,218	—	—	—	—	20,218	15,906
	123,962	13,133	—	—	—	137,095	—	—	—	—	137,095	123,962

Corporate
Office, furniture & equipment	1,827	117	—	—	—	1,944	(1,340)	(96)	—	(1,436)	508	487

	2,546,361	256,858	(1,660)	2,464	—	2,804,023	(596,005)	(82,475)	56	(678,424)	2,125,599	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	4,434	—	—	—	58,158	—	—	—	—	58,158	53,724

	2,600,085	261,292	(1,660)	2,464	—	2,862,181	(596,005)	(82,475)	56	(678,424)	2,183,757	2,004,080

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the year ended December 31, 2016
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2016	As at Dec. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	437,591	45,880	(882)	(1,211)	—	481,378	(41,810)	(54,270)	382	(95,698)	385,680	395,781
Masbate	472,021	35,128	(1,494)	11,802	—	517,457	(125,574)	(40,519)	869	(165,224)	352,233	346,447
Libertad	272,295	29,020	(499)		—	300,816	(169,721)	(57,001)	234	(226,488)	74,328	102,574
Limon	140,791	10,480	(85)		—	151,186	(87,197)	(20,101)	43	(107,255)	43,931	53,594
	1,322,698	120,508	(2,960)	10,591	—	1,450,837	(424,302)	(171,891)	1,528	(594,665)	856,172	898,396

Undeveloped mineral interests
Masbate	72,682	—	—	(11,802)	—	60,880	—	—	—	—	60,880	72,682

Mine under construction
Fekola	631,524	276,776	—	555	—	908,855	—	—	—	—	908,855	631,524

Exploration & evaluation properties (non-depletable)
Kiaka	61,527	3,380	—	—	—	64,907	—	—	—	—	64,907	61,527
Mocoa	28,717	287	—	—	—	29,004	—	—	—	—	29,004	28,717
Calibre	11,252	514	(11,766)	—	—	—	—	—	—	—	—	11,252
Fekola Regional	4,212	5,114	—	—	—	9,326	—	—	—	—	9,326	4,212
Toega	1,812	3,007	—	—	—	4,819	—	—	—	—	4,819	1,812
Other	12,316	7,455	(3,865)	—	—	15,906	—	—	—	—	15,906	12,316
	119,836	19,757	(15,631)	—	—	123,962	—	—	—	—	123,962	119,836

Corporate
Office, furniture & equipment	2,062	(235)	—	—	—	1,827	(1,134)	(206)	—	(1,340)	487	928

	2,148,802	416,806	(18,591)	(656)	—	2,546,361	(425,436)	(172,097)	1,528	(596,005)	1,950,356	1,723,366

Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	12,531	—	—	—	53,724	—	—	—	—	53,724	41,193
Quebradona	1,201	—	(1,201)	—	—	—	—	—	—	—	—	1,201
	42,394	12,531	(1,201)	—	—	53,724	—	—	—	—	53,724	42,394

	2,191,196	429,337	(19,792)	(656)	—	2,600,085	(425,436)	(172,097)	1,528	(596,005)	2,004,080	1,765,760